No Act
P.E. 2-6-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07044080

February 8, 2007

Bradley Mitchell
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

1934
14a-8
2/8/2007

Re: Comcast Corporation

Dear Mr. Mitchell:

This is in regard to your letter dated February 6, 2007 concerning the shareholder proposal submitted by Joseph F. Granata for inclusion in Comcast's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that Comcast will include the proposal in its proxy materials, and that Comcast therefore withdraws its January 8, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Ted Yu
Special Counsel

cc: Joseph F. Granata
519 Flynn Ave.
Carnegie, PA 15106

116691

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

1600 EL CAMINO REAL
MENLO PARK, CA 94025
650 752 2000
FAX 650 752 2111

WRITER'S DIRECT
650 752 2022

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

January 8, 2007

Re: ***Shareholder Proposal Submitted by Joseph F. Granata***

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation (the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2007 Annual Meeting of Shareholders (collectively, the "**2007 Proxy Materials**") a shareholder proposal (the "**Proposal**") and related supporting statement received from Joseph F. Granata (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2007 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and the attachments hereto. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing him of the Company's intention to exclude the Proposal from the 2007 Proxy Materials. The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about April 2, 2007. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

We have concluded that the Proposal, which is attached hereto as Exhibit A, may be properly omitted from the 2007 Proxy Materials pursuant to the provisions of Rule 14a-8(b) because the Proponent has failed to establish that he had continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting for at least one year by the date he submitted the Proposal.

Rule and Analysis

Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold those securities through the date of the meeting. Under Rule 14a-8(b)(2), if a proponent is not a registered shareholder of a company and has not made a filing with the SEC detailing his beneficial ownership of shares in the company (as described in Rule 14a-8(b)(2)(ii)), such proponent has the burden to prove that he meets the beneficial ownership requirements of Rule 14a-8(b)(1) by submitting to the Company (i) a written statement from the "record" holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite amount of such securities for at least one year and (ii) the proponent's own written statement that he intends to continue to hold such securities through the date of the meeting. If the proponent fails to provide such proof of ownership at the time the proponent submits the proposal, the company must notify the proponent in writing of such deficiency within 14 calendar days of receiving the proposal. A proponent's response to such notice of deficiency must be postmarked or transmitted electronically to the Company no later than 14 days from the date the proponent receives the notice of deficiency.

The Company received the Proposal on November 28, 2006. In the letter accompanying the Proposal, the Proponent represented that he was the beneficial owner of at least $2,000 worth of the Company's common stock, had held the shares for at least one year and intended to hold the shares through the date of the Company's 2007 annual meeting. The Proponent did not provide the proof of such ownership required by Rule 14a-8(b)(2) nor did he indicate that the shares of common stock he held were voting securities, a necessary distinction given that not all classes of the Company's common stock have the right to vote on the Proposal.

In compliance with the time restrictions set forth in Rule 14a-8, the Company sent a notice of deficiency by fax and Federal Express to the Proponent on December 11, 2006, attached hereto as Exhibit B, requesting that he provide the necessary proof required by Rule 14a-8(b)(2) within 14 calendar days of his receipt of the Company's request.

The Proponent did not respond to the Company's request within the 14 day period indicated in the Company's letter and required by Rule 14a-8, and the Company has no means of independently verifying that the proponent holds the requisite number of shares of the Company's voting (Class A) common stock necessary to submit a proposal for inclusion in the 2007 Proxy Materials. As the Staff has consistently found that proposals received without the proof of ownership required by Rules 14a-8(b) may be excluded from a company's proxy statement, we hereby respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the 2007 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (650) 752-2022 or Arthur Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 981-7564, if we may be of any further assistance in this matter.

Very Truly Yours,

Bruce K. Dallas

cc: Joseph F. Granata

Tony Daley
Communications Workers of America

Arthur R. Block
Comcast Corporation

EXHIBIT A

Name Joseph F. Granata
Street 519 Flynn Ave.
City, State, Zip Carnegie, Pa., 15106

VIA Fax & Overnight Mail

November 27, 2006

Arthur R. Block, Secretary
Comcast Corporation
1500 Market Street
Philadelphia, PA 19102-2148

Dear Mr. Block:

Re: Submission of Shareholder Proposal

I hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the Comcast Corporation ("Comcast") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 2007. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

I am a beneficial owner of Comcast common stock with market value in excess of $2,000 and have held it continuously for more than a year prior to this date of submission. I can supply proof of such holdings upon request.

I intend to continue to own Comcast common stock through the date of the Company's 2007 annual meeting. Either I or a designated representative will present the Proposal for consideration at the annual meeting of stockholders. Please direct all communications regarding this matter to Mr. Tony Daley at CWA Headquarters:

Research Department
Communications Workers of America
501 3rd St., N.W.
Washington, D.C. 20001
202-434-9515 (phone)
202-434-1201 (fax)

Sincerely,

Joseph F. Granata

Enclosure

Shareholder Proposal

Resolved: The Shareholders of Comcast Corporation ("Comcast") request that the Board of Directors establish an independent committee to prepare a report to shareholders that: 1) quantifies the differentials between the pay of Comcast's senior executives and the lowest paid10% of current Comcast employees; 2) considers the costs and benefits that result from these differentials; and 3) evaluates whether the differential should be modified.

Statement of Support

There is widespread concern about the explosion in the compensation packages of top corporate executives in the United States. [*Wall Street Journal*, 7/5/2006; *New York Times*, 7/9/2006 and 4/9/2006] These packages seem to channel financial resources to top executives in increasingly creative ways – for instance, payments to cover personal tax liabilities; the cost of term life insurance, above-market interest paid on deferred compensation; personal use of company administrative support; personal use of company aircraft; Supplemental Executive Retirement benefits; and other perquisites.

Altogether, this executive pay has increased the compensation gap between the highest and lowest paid employees at U.S. companies, and it may have weakened the connection between corporate performance and executive compensation. We believe that executive compensation systems should provide incentives to build a successful, sustainable company, but that prosperity should be fairly shared within the company.

According to the 2006 proxy statement, Comcast's Chairman and CEO Brian L. Roberts received total compensation in excess of $18.4 million in 2005. He received total compensation of not less than $33.5 million in 2004.

Our CEO's compensation was approximately 563 times the pay of non-supervisory employees (call center workers, technicians, and maintenance workers) at Comcast in fiscal 2005 and more than 1,026 times the average pay in 2004.

Shareholders are entitled to an explanation of why the ratio is so large between the highest and lowest paid at Comcast and what steps, if any, are being taken to reduce that ratio, especially because we believe that a company's success is driven not merely by the CEO, but rather by the whole workforce.

Pay differentials of this magnitude, we believe, have the effect of lowering employee morale and productivity. A 1992 study by Cowherd and Levine in *Administrative Science Quarterly* found, in addition, that pay differentials between managers and blue collar workers tend to reduce product quality. A 1988 study by Stanford professor Charles O'Reilly and others in *Administrative Science Quarterly* found that a disparity between the CEO's pay and that of lower level managers was associated with a higher turnover of management personnel. In addition, former Harvard University President Derek Bok has argued that the large executive pay packages can weaken organizational loyalties. [*The Cost of Talent*, 1993]

In the mid-1980s, management guru Peter Drucker argued that no CEO should earn more than 20 times the company's lowest-paid employee. [*Business Week*, 5/6/2002] Drucker believed that the growing differential between CEO and worker pay would damage company cultures and employee productivity.

If you believe that executive compensation at Comcast is in need of greater scrutiny, please support this proposal.

EXHIBIT B

comcast.

Comcast Corporation
1500 Market Street
Philadelphia, PA 19102-2148

December 11, 2006

Re: **Notice of deficiency regarding shareholder proposal for inclusion in Comcast's 2007 Proxy Statement**

VIA FAX AND OVERNIGHT MAIL

Tony Daley
Research Department
Communications Workers of America
501 3rd St., N.W.
Washington, D.C. 20001

Dear Mr. Daley:

I refer to Joseph F. Granata's letter dated November 27, 2006, proposing that the Comcast Board of Directors establish an independent committee to prepare a report to shareholders that (1) quantifies the differentials between the pay of Comcast's senior executives and the lowest paid 10% of current Comcast employees; (2) considers the costs and benefits that result from these differentials; and (3) evaluates whether the differential should be modified. This notice of deficiency is being sent to you per Mr. Granata's request. We have also sent a copy of this letter to Mr. Granata.

Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold those securities through the date of the meeting.

While Mr. Granata indicated in his letter that he meets these eligibility requirements, he did not provide the necessary proof required by Rule 14a-8(b)(2). Under this Rule, Mr. Granata must prove his beneficial ownership of the requisite amount of voting securities (*i.e.* Comcast Class A Common Stock) by submitting to the company a written statement from the "record" holder of the securities verifying that, at the time he submitted his proposal, he continuously held the requisite amount of such securities for at least one year. Mr. Granata must also include his own written statement that he intends to continue to hold such securities through the date of the meeting. Mr. Granata's letter does not satisfy these requirements, since (i) he failed to provide such a written statement from the record holder and (ii) the letter stated only his intent to own Comcast common stock through the meeting date, without indicating whether this covers the requisite amount of voting securities.

Pursuant to Rule 14a-8, if we do not receive the necessary proof outlined above within 14 calendar days of your receipt hereof, we will not be able to consider Mr. Granata's proposal for inclusion in Comcast's 2007 proxy statement.

A copy of Rule 14a-8 is enclosed for your reference. We thank you for your interest in Comcast. Should you wish to discuss this further, please do not hesitate to contact me at (215) 981-7564.

Very truly yours,

Arthur R. Block
Senior Vice President, General
Counsel and Secretary

Enclosure

cc: Joseph Granata
Bruce Dallas
Matthew King

Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[As last amended in Release No. 34-40018, effective June 29, 1998, 63 F.R. 29106.]

Joseph F. Granata
519 Flynn Avenue
Carnegie, PA 15106
February 1, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Comcast by Joseph Granata

Ladies and Gentlemen:

Introduction

I am writing to oppose Comcast's request that the Staff concur that my proposal may be excluded from the Company's 2007 Proxy Materials. The Comcast letter to the Staff is dated January 8, 2007, and was submitted by an attorney with Davis Polk & Wardwell in Menlo Park, California.

The Comcast letter states that I "did not provide the proof of . . . [stock] ownership required by Rule 14a-8(b)(2)." However, I contend that Comcast itself is responsible for that failure, and as a result, should not be permitted to exclude my shareholder proposal from its 2007 Proxy Materials.

Eligibility

The enclosed letter from Fidelity Investments for the Comcast Corporation Retirement-Investment Plan, which is dated January 11, 2007, states that I have "maintained over $2,000.00 balance on Comcast Class A Stock . . . since November 25, 2005." My Comcast Class A stock is held in the Comcast Corporation Retirement-Investment Plan, as the enclosed letter from Fidelity Investments states. As a result, it is clear that I was and am eligible to submit the shareholder proposal that the Company is seeking to exclude, because it was submitted to Comcast on November 27, 2006.

Comcast asked me to provide proof of ownership in a letter that is dated December 11, 2006. As explained below, I requested the necessary proof of ownership on December 20, 2006. The problem arises from the fact that Fidelity Investments, as a provider of what it calls "administrative recordkeeping services" for the "Comcast Corporation Retirement-Investment Plan," took *more than 22 days* to respond to my request for the required proof of ownership.

For the reasons explained in more detail below, I believe that it would be unfair and inappropriate to permit Comcast to exclude my shareholder proposal, because Comcast itself is ultimately responsible for controlling and managing the operation and administration of the Comcast Corporation Retirement-Investment Plan. In short, Comcast had control of the proof of ownership that I was asked to supply, and failed to give it to me within the time that I was given to supply it to the Company.

Why Comcast Is Responsible for the Problem

On December 11, 2006, Comcast sent a Notice of Deficiency to me requesting that I provide proof that I had continuously held at least $2,000 in market value of the Company's voting stock for at least one year by the date that I submitted my shareholder proposal. In response, I went to the CWA District 13 office of Marjorie A. Krueger, and made a call to a customer representative of Fidelity Investments on her speaker phone, with her present, so that I would have a witness to the conversation.

During that December 20 telephone conversation with a Fidelity customer service representative, I explained that I had submitted a shareholder proposal to Comcast and needed a letter to Comcast that would supply the required proof of ownership as soon as possible. I asked that the proof of ownership be sent by fax, if possible, to Arthur Block, who is the Senior Vice President, General Counsel and Secretary of Comcast, and to me. I provided the address and fax number for Mr. Block, and was told that it should not take more than a couple of days for a letter to be provided.

On January 10, 2007, after receiving a copy of Comcast's letter to the Staff, I made another call to Fidelity from the speaker phone in the office of Marjorie Krueger. She was present and a witness to the conversation. We spoke to a customer service representative named Arvin at 1-800-343-3548 in Boston, MA.

Arvin confirmed that a "work order" for the letter was issued on December 20, 2006, but said that the letter was not sent because Comcast specifically outlines in the Plan that no correspondence can be sent by fax. No one had called me, or written to me, to tell me of that fact. Arvin agreed to send the required proof of ownership to me at my residence, and that is the letter, dated January 11, 2007, that I have enclosed to demonstrate that I do own the necessary stock, and did own it for more than a year before I submitted my proposal.

After receiving the letter from Fidelity, I went on the internet to www.sec.gov/ and did a search for Comcast filings that might have the word Fidelity. The first document I found was a Form 11-K Annual Report, which Comcast filed for the fiscal year ended December 31, 2005, for the Comcast Corporation Retirement-Investment Plan.

The Form 11-K Annual Report states on page 8 that "The Company, as Plan Administrator, has the authority to control and manage the operation and administration of the Plan and may delegate all or a portion of the responsibilities of controlling and managing the operation and administration of the Plan to one or more persons." It also states that "Fidelity Management Trust Company is the appointed Trustee of the Plan." Finally, the Annual Report is signed on page 13 by Comcast Corporation as Plan Administrator and by Lawrence J. Salva, the Senior Vice President, Chief Accounting Officer and Controller of Comcast.

Conclusion

The Form 11-K Annual Report makes it clear that Comcast had control of the proof of ownership information that it asked me to provide, and that it was the failure of Comcast's agent, acting on delegated authority from Comcast, that made it impossible for me to provide the proof of my stock ownership within the required time. It was Comcast that failed to provide for adequate training as to how requests for proof of ownership should be processed. It was Comcast that required Fidelity to refrain from sending proof of ownership by fax. Under these circumstances, I do not think it would be either fair or appropriate to permit Comcast to exclude my shareholder proposal when it is clear, from the letter that Fidelity finally sent to me on January 11, 2007, on behalf of the Comcast Corporation Retirement-Investment Plan, that I was eligible all along to submit the proposal that I did.

Sincerely,

Joseph F. Granata

Enclosures

Affidavit of Marjorie A. Krueger

I have reviewed the letter of Joseph F. Granata to the Office of Chief Counsel dated February 1, 2007 and declare that the telephone conversations with customer service representatives of Fidelity on December 20, 2006, and January 10, 2007, were made from my office, on my speaker phone, with me present, and that the statements in his letter with respect to those conversations are true and correct statements of what he said and what he was told.

Marjorie A. Krueger

Marjorie A. Krueger

2-1-2007

Dated

Sworn and subscribed to this 1st day of February, 2007.

Jeanne G. Bereznicki

Notary Public

COMMONWEALTH OF PENNSYLVANIA

Notarial Seal

Jeanne G. Bereznicki, Notary Public

Green Tree Boro, Allegheny County

My Commission Expires May 18, 2010

Member, Pennsylvania Association of Notaries

Fidelity
INVESTMENTS

January 11, 2007

Joseph F. Granata
519 Flynn Avenue
Carnegie, PA 15106

Re: Comcast Corporation Retirement-Investment Plan
Case Number: W030059-20DEC06

Dear Mr. Granata:

I am writing to you in regard to your Comcast Corporation Retirement-Investment Plan (the "Plan"). Please be advised that Fidelity Institutional Retirement Services Company ("Fidelity") provides administrative recordkeeping services for the qualified 401(k) Plan.

Our records show that you have maintained over $2,000.00 balance on Comcast Class A Stock form on the since November 25, 2005. Fidelity Investments have been recordkeeping your account since June 30, 2003.

If you have any additional questions, you may access your account through the Internet site; www.401k.com or you may call the Service Center at 877-882-6272. Fidelity representatives are available weekdays between 8:30 AM and midnight Eastern Time. Please refer to the above case number with regard to this matter.

Sincerely,

Odette Duran
Senior Benefits Specialist

11-K 1 d11k.htm COMCAST CORPORATION--FORM 11-K

Table of Contents

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

COMCAST CORPORATION

(Mark One):

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended December 31, 2005.

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from______ to______

Commission file number 000-50093

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Comcast Corporation
1500 Market Street
Philadelphia, PA 19102-2148

Table of Contents

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004
(Thousands of Dollars)

	December 31, 2005	December 31, 2004
ASSETS:		
Cash	$ 216	$ 1,642
Contributions receivable	—	8,716
Investments, at fair or contract value	1,765,775	1,628,745
Loans receivable from participants	57,164	47,952
NET ASSETS AVAILABLE FOR BENEFITS	$1,823,155	$1,687,055

See notes to financial statements.

Table of Contents

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 and 2004 (Continued)

Any participant who has a separation from service for any reason except death, disability or attainment of age 65 shall be entitled to receive his/her vested account balance. Upon death, disability or attainment of age 65, a participant's account becomes fully vested in all Company contributions regardless of the participant's years of service. Generally, distribution will start no later than 60 days after the close of the Plan year in which the participant's separation from service occurs, subject to certain deferral rights under the Plan. The distribution alternatives permitted are a lump sum payment, installments over a period of time, any combination of the foregoing or a rollover into another qualified plan.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each affected participant's account balance will become fully vested.

Effective on June 1, 2005, the Plan was amended to adopt the IRS Mandatory Cash Out Regulations. On December 13, 2005, the Plan was amended to provide that employee compensation shall not be deemed eligible Plan compensation when paid more than 75 days after an employee's separation from service. This amendment became effective January 1, 2006.

Trustee

Fidelity Management Trust Company is the appointed Trustee of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are presented using the accrual basis of accounting. Contributions receivable at December 31, 2004 represent amounts due to the Plan relating to December 24, 2004 participant and employer matching contributions not remitted to the Plan until subsequent to year-end. Investments in mutual funds, the AT&T Stock Fund and the Comcast Corporation Stock Fund are carried at fair value. Fair value is determined by the last sale or closing price as of the last trading day of the Plan year for investments in securities traded on a securities exchange or the Nasdaq National Market. Investment contracts, which are included in the Comcast Stable Value Fund, are fully benefit-responsive and are carried at contract value. Contract value represents contributions made, plus interest at the contract rate and transfers, less distributions. Loans receivable from participants are valued at cost which approximates fair value. Net unrealized appreciation or depreciation in the financial statements reflects changes in fair value of investments held at year end, while net realized gains and losses associated with the disposition of investments are recorded as of the trade date and calculated based on fair value as of such date. Benefits are recorded when paid.

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Table of Contents

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

SCHEDULE H - LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

FEIN #27-0000798
PLAN #001

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value ($ in thousands)
Mutual Funds (at fair value)		
Ariel Fund	1,343,692 units	$ 67,279
Dodge and Cox Balanced Fund	1,533,757 units	124,756
Fidelity Blue Chip Growth Fund	4,086,204 units	176,361
Fidelity Diversified International Fund	3,510,013 units	114,216
Fidelity Freedom 2010 Fund	1,512,207 units	21,247
Fidelity Freedom 2020 Fund	3,769,738 units	55,453
Fidelity Freedom 2030 Fund	3,203,495 units	48,116
Fidelity Freedom 2040 Fund	1,940,863 units	17,138
Fidelity Freedom Income Fund	278,800 units	3,170
Fidelity Growth Company	47,402 units	3,016
Fidelity Small Cap Stock Fund	4,102,162 units	75,070
Fidelity US Bond Index Fund	2,114,083 units	23,043
Pimco Total Return Institutional Fund	3,720,318 units	39,063
Spartan International Index Fund	249,028 units	8,898
Spartan US Equity Index Fund	3,450,699 units	152,383
Templeton World Fund, Class A	1,644,076 units	29,166
Vanguard SM Cap Index Fund	935,432 units	26,697
Vanguard Total Stock Market Index Fund	522,245 units	15,667
Vanguard Windsor II Fund	1,547,892 units	86,094
Wells Fargo Advantage Small Company Value Fund	410,097 units	6,143
		1,092,976
Comcast Corporation Stock Fund (at fair value)*		
Class A Common Stock	5,368,743 shares	139,158
Class A Special Common Stock	2,178,717 shares	55,971
		195,129
Comcast Stable Value Fund (at contract value)		
Fidelity Stable Value Fund; 4.10%	7,577,642 units	7,578
Traditional Investment Contracts		
Travelers Life & Annuity; 03/01/07 Maturity; 4.22%	3,808,907 units	3,809
Canada Life Insurance; 06/01/07 Maturity; 4.84%	3,592,204 units	3,592
John Hancock Mutual Life Insurance; 03/01/06 Maturity; 5.64%	818,772 units	819

DAVIS POLK & WARDWELL

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3A CHATER ROAD
HONG KONG

February 6, 2007

Re: **Comcast Corporation: Withdrawal of Request for No-Action Letter on Omission of Stockholder Proposal of Joseph F. Granata**

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

After reviewing the information contained in Joseph F. Granata's letter to the Staff dated February 1, 2007, Comcast Corporation has decided to include in its proxy materials Mr. Granata's stockholder proposal and statement in support. Accordingly, Comcast Corporation hereby withdraws its request dated January 8, 2007 for a no-action letter regarding its intention to omit Mr. Granata's proposal.

Please do not hesitate to call William Aaronson at (212) 450-4397, or Arthur R. Block at (215) 981-7564, if we may be of any further assistance in this matter.

Sincerely,

Bradley Mitchell

cc: Joseph F. Granata

Tony Daley
Communications Workers of America

William H. Aaronson
Davis Polk & Wardwell

Arthur R. Block
Comcast Corporation

END